Exhibit 12.1

General Maritime Corporation

Computation of Ratio of Earnings to Fixed Charges*

(Expressed in thousands of United States Dollars, except ratios)

	Nine months ended September 30,	Year Ended December 31,
	2016	2015	2014 (2)	2013 (2)
Fixed Charges
Interest expense, net	$31,356	$15,982	$29,849	$34,643
Capitalized interest	24,290	35,172	8,958	—
Interest Component of rent expense	419	544	564	597

Fixed Charges	56,066	51,698	39,371	35,240

Earnings
Net income (loss)	61,502	129,569	(47,084)	(101,073)
Fixed charges (calculated above)	56,066	51,698	39,371	35,240
Capitalized interest	(24,290)	(35,172)	(8,958)	—

Total earnings available for fixed charges	$93,278	$146,095	$(16,671)	$(65,833)

Ratio of Earnings to Fixed Charges (1)	1.66	2.83	(0.42)	(1.87)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	1.66	2.83	(0.42)	(1.87)

*As defined in Item 503(d) of Regulation S-K of the Securities Exchange Act of 1934

(1) For purposes of computing these ratios, “earnings” consist of income before taxes, interest component of rent expense (approximately one-third of our rent expense is deemed by the Company to be representative of the interest factor inherent in such rent expense), interest expense, swap interest, capitalized interest, and amortization of loan fees. “Fixed charges” consist of interest expense, swap interest, capitalized interest, and amortization of loan fees as reported in the consolidated financial statements.

(2) For the years ended December 31, 2014 and 2013, the deficiences in earnings to available to cover fixed charges were $56.0 million and $101.1 million, respectively.